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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

            For the Month Ended                Commission file number
            November 30, 2002                  0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F  X                   Form 40-F
                      -----                          -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                            No  X
                -----                         -----

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______ N/A .


                           Total number of pages is 6
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Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

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[SAND TECHNOLOGY LOGO]            PRESS CONTACTS

                                  FOR NORTH AMERICA:
                                  Robert Thompson, Sand Technology
PRESS RELEASE                     Tel: +(1) 401/862-3538, pr@sand.com
                                                          -----------
                                  FOR INVESTOR RELATIONS:
                                  de Jong & Associates,
                                  Tel: +(1) 760/943-9065, sndt@dejong.org

                                  FOR EUROPE:
                                  Rupert Warwick or Emma Cohen,
                                  Fox Parrack Hirsch Communications
                                  E: rwarwick@fphcom.com or ecohen@fphcom.com
                                  T:  +44  (0) 207 436 4336

           SAND TECHNOLOGY REPORTS FOURTH QUARTER AND YEAR-END RESULTS
                    ANNUAL REVENUES UP 24% OVER PREVIOUS YEAR

MONTREAL, NOVEMBER 4, 2002: Sand Technology Inc. (NASDAQ: SNDT), a leading provider of high-performance analytic software and solutions, today announced results for the fiscal year ended July 31, 2002 that highlight the Company's continued market acceptance with an increase in sales of 23.7 % over the previous year. For the year the Company posted a net loss of $14,812,001 or $1.12 per share on sales of $13,922,077 as compared to a net loss of $8,522,676 or $0.71 per share on sales of $11,258,528 for the fiscal year ended July 31, 2001.

For the quarter ended July 31, 2002, the Company posted a net loss of $6,323,845 or $0.48 per share on sales of $2,221,891 as compared to a net loss of $6,961,005 or $0.57 per share on sales of $953,395 for the same quarter of the fiscal year ended July 31, 2001.

Arthur Ritchie, President and Chief Executive Officer of Sand, said "the growth of our sales is gratifying given the negative climate for enterprise software sales throughout this period. In fact, we grew about 60% faster that the generally accepted growth rate for the overall Business Intelligence software market, so we are making market share inroads."

"However, we are not pleased that cost growth exceeded revenue growth for the year," continued Ritchie. "Based on our strong momentum coming out of our 2001 fiscal year, we ramped up sales and marketing efforts in the first few months of this year only to encounter the difficult market post 9/11. The Company has taken a series of actions to reduce its operating costs and accelerate its path to profitability."

A conference call hosted by Mr. Ritchie will be held on Wednesday, November 6, 2002 at 4:00 p.m. (EST) to discuss Sand's financial year-end results. Investors and other interested parties may participate in the conference call by dialing 1-416-695-7896.

For those who cannot participate in the live call, a replay of the conference will be available at www.sand.com after 7:00 p.m. on the day of the conference and run for one month. Listening to the replay of the call requires Windows Media Player and appropriate hardware.


ABOUT SAND TECHNOLOGY

Sand Technology helps leading organizations across North America and Europe cope with data overload, by giving them rapid access to the information they need to make the right business decisions. Sand's solutions include CRM analytics, web analytics, and other analytical applications for government and security, healthcare, supply chain management, inventory &

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production optimization, financial analysis, and strategic planning. Sand
Technology has offices in the United States, Canada, the United Kingdom and Central Europe, and is traded on NASDAQ under the symbol SNDT.

For more information on Sand Technology visit www.sand.com
                                              ------------

    ------------------------------------------------------------------------

All Rights Reserved. Nucleus, Nucleus Server, N: VECTOR and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Exploration Mart, Nucleus Exploration Warehouse, Nucleus Virtual Database (VDB), NUCLEUS POWERED!, Nucleus E! and Nucleus Adviser, Sand Analytic Server, ANALYTICS AT THE SPEED OF BUSINESS, and ClarityBlue are trademarks of Sand Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and are intended to be subject to the safe harbour protection provided by this Act. Such forward-looking statements are based on reasonable assumptions and current expectations, but involve known and unknown risks and uncertainties. Some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Competitive pressures, availability and cost competitiveness of competing products, timing of significant orders, management of potential growth, risks of new business areas, international expansion, decreased demand for computer software and services due to weakening economic conditions and market acceptance of the Sand Nucleus Product Suite are important factors which could cause actual results to differ materially from those projected. More information about factors that potentially could affect Sand's financial results is included in Sand's current Annual Report and in Sand's reports to the Securities and Exchange Commission.

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SAND TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED JULY 31, 2002 AND 2001

         IN CANADIAN DOLLARS
         -------------------

                                                                        FOR THE YEARS ENDED JULY 31
                                                       --------------------------------------------------------------
                                                                    2002                           2001
                                                                    ----                           ----

Net Sales                                                       $13,922,077                    $11,258,528

Research and Development Costs                                  ($4,887,581)                   ($3,923,671)

Selling, general and administrative expenses                   ($16,589,255)                  ($11,413,368)

Cost of Sales and Product Support                               ($7,422,955)                   ($5,068,489)

(Loss) from operations                                         ($14,812,001)                   ($8,522,676)

(Loss) before income tax                                       ($14,812,001)                   ($8,522,676)

Income taxes                                                        ----                           ----

(Loss) earnings                                                ($14,812,001)                   ($8,522,676)

(Loss) per share                                                  ($1.12)                        ($0.71)

Weighted average number of shares                                13,186,194                     12,079,359
outstanding


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                              SAND TECHNOLOGY INC.




                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           SAND TECHNOLOGY INC.



November 4, 2002                           /s/ Arthur Ritchie
                                               ---------------------------------
                                               Arthur Ritchie
                                               Chairman of the Board, President
                                               and Chief Executive Officer